[redacted]

14040369

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 25 2014
Washington DC
404

SEC FILE NUMBER
8- 33797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARTER, TERRY & COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 PEACHTREE ROAD, SUITE 1200
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN MONTET 404-364-2141
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY J. TERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARTER TERRY & COMPANY, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICOLE FELDER
NOTARY PUBLIC
GWINNETT COUNTY, GEORGIA
MY COMM. EXP. 9-14-17

2/20/14

Notary Public

Signature

PRESIDENT/CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of
First Atlanta Financial Services, Incorporated)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEAR ENDED DECEMBER 31, 2013

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2013

CONTENTS

TW *Tomkiewicz Wright, LLC*
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carter, Terry & Company, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Carter, Terry & Company, Inc. (a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated) that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carter, Terry & Company, Inc. as of December 31, 2013, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411   Fax 770.351.0495   www.twcpaga.com

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 24, 2014

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Current assets:		
Cash and cash equivalents	$	415,679
Receivables		161,206
Investments, at fair value - trading securities		52,816
Advances to related parties		44,578
Prepaid expenses		26,071
Total current assets		700,350
Noncurrent assets:		
Deposits with clearing organizations		70,000
	$	770,350
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	239,219
Due to holding company		24,950
Total current liabilities		264,169
Stockholder's equity:		
Common stock; $1 par value, 10,000 shares authorized; 2,472 shares issued and outstanding		2,472
Additional paid-in capital		236,304
Retained earnings		267,405
Total stockholder's equity		506,181
	$	770,350

See notes to financial statements.

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commission income	$ 3,230,501
Investment banking fees	1,118,119
Unrealized loss on investments	(45,000)
Realized loss on sale of investments	(2,541)
Interest income	14,142
Total revenues	4,315,221
Expenses:	
Management fee	420,000
Commission expense	2,805,457
Employee compensation and benefits	255,014
Clearing costs	205,694
Occupancy	360,000
Communication	95,199
Registration fees	49,841
Other operating expenses	19,770
Total expenses	4,210,975
Net income before income taxes	104,246
Provision for income taxes	(33,000)
NET INCOME	$ 71,246

See notes to financial statements.

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2013	2,472	$ 2,472	$ 236,304	$ 196,159	$ 434,935
Net income				71,246	71,246
Balance, December 31, 2013	2,472	$ 2,472	$ 236,304	$ 267,405	$ 506,181

See notes to financial statements.

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Operating activities:	
Net income	$ 71,246
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock compensation received for services	(121,838)
Unrealized loss on investments	45,000
Realized loss on investments	2,541
Changes in operating assets and liabilities:	
Receivables	(76,094)
Investments, at fair value - trading securities	21,696
Due from holding company	168,050
Advances to related parties	20,158
Prepaid expenses	200
Accounts payable and accrued expenses	132,384
Due to holding company	24,950
Net cash provided by operating activities	288,293
Cash and cash equivalents, beginning of year	127,386
Cash and cash equivalents, end of year	$ 415,679

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

Carter, Terry & Company, Inc. (the "Company") is a registered broker-dealer headquartered in Atlanta, Georgia. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in securities brokerage and investment banking services primarily in the Atlanta area. The Company is a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated ("First Atlanta"), and both companies are operated under common management.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Revenue Recognition

Commission income related to customer accounts is reported on a settlement date basis, which approximates a trade date basis. Revenues from investment banking fees are recognized when earned in accordance with the terms of service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Income Taxes

The Company and First Atlanta file a consolidated income tax return. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the members of the group when those members issue separate financial statements. As allowed under ASC 740, the Company calculates current and deferred tax effects as if it were a separate taxpayer. To the extent that this calculation results in items which would be recorded on the balance sheet of a standalone taxpaying entity, such as income taxes payable and deferred tax assets and liabilities, the Company adjusts its balance due from or due to First Atlanta. The current income tax effect is described in Note 8.

Company management, which is common with First Atlanta management, assesses the likelihood, based on their technical merit, that tax positions taken in the consolidated tax return will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 24, 2014, which is the date the financial statements were available for issue.

2. Concentration of Credit Risk:

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and receivables. The Company maintains cash and cash equivalents with financial institutions which are variously insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each depository institution, or by the Securities Investor Protection Corporation ("SIPC") against the financial failure of the relevant brokerage firm up to $500,000, with a specific limit of $100,000 for cash. At December 31, 2013, the Company maintained no cash balances with SIPC-insured institutions in excess of these amounts. Cash and cash equivalents on the statement of financial condition includes money market mutual fund balances which exceed $100,000. Such balances typically qualify as securities for SIPC coverage in the event of financial failure of the brokerage firm, though not as protection against potential loss of market value.

Management does not believe a credit risk concentration relating to receivables exists due to the financial stability of the two clearing organizations from whom the receivable balance is due.

3. Securities Owned:

Securities owned consist entirely of marketable equity securities of publicly traded companies, normally acquired from the issuer companies as compensation for services. The Company classifies these investments as trading securities and thus reports them at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from securities sales and unrealized gains and losses are each reported in the statement of operations. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4. Receivables:

Receivables consist of commissions due from the Company's two clearing organizations. In the opinion of management, no allowance for doubtful accounts is necessary for these balances at December 31, 2013.

5. Advances to Related Parties:

Advances to related parties are due on demand from various officers and employees, and carry no stated interest rate.

6. Fair Value Measurements:

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2013:

	Fair Value Measurements Using Input Type			
	Level 1	Level 2	Level 3	Total
Common stock - small cap	$ 52,816	$ -0-	$ -0-	$ 52,816

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2013 on a non-recurring basis.

7. Contingencies and Commitments:

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2013 requiring contingent loss recognition.

8. Income Taxes:

The provision for income taxes consists of the following:

Current federal tax expense	$	38,000
Current state tax expense		9,000
Deferred tax benefit		(14,000)
	$	33,000

The deferred tax benefit is attributable to unrecognized capital losses which management expects to be utilizable in future years to offset capital gains. In respect of the currently calculated provision, the Company recognized a net increase of $33,000 in the liability due to First Atlanta at December 31, 2013.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the consolidated tax return for the year ended December 31, 2013 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the consolidated income tax returns filed by First Atlanta remains open for years ended on or after December 31, 2010.

9. Related Party Transactions:

The Company is party to an expense sharing agreement with First Atlanta. First Atlanta is the lessee of the property occupied by the Company, and also provides various office supplies, equipment and furniture, health insurance, and management and administrative services to the Company. During the year ended December 31, 2013, the Company paid First Atlanta $360,000 for rent and $420,000 for other expenses, which are aggregated as management fees.

At December 31, 2013, the balance due to First Atlanta is $24,950.

10. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $50,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2013, the Company has net allowable capital of $382,716, which is $332,716 in excess of the required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital is 69.02% as of December 31, 2013. Certain securities owned and other current assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company may receive but does not hold customer or other broker or dealer securities.

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from Statement of Financial Condition	$	506,181
Deduct stockholder's equity not allowable for net capital		-0-
Total stockholder's equity qualified for net capital		506,181
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) or allowable credits		-0-
Total capital and allowable subordinated liabilities		506,181
Deductions and/or charges:		
Non-allowable assets:		
Advances to related parties		44,578
Prepaid expenses		26,071
Secured demand note deficiency		-0-
Commodity futures contracts and spot commodities/propriety capital charges		-0-
Other deductions and/or charges		-0-
Other additions and/or credits		-0-
Net capital before haircuts on securities positions (tentative net capital)		435,532
Haircuts on securities:		
Contractual securities commitments		-0-
Subordinated securities borrowings		-0-
Trading and investment securities:		-0-
Exempted securities		-0-
Debt securities		-0-
Options		-0-
Other securities		52,816
Undue concentrations		-0-
Other		-0-
Net capital	$	382,716
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	17,611
Minimum dollar net capital requirement of reporting broker-dealer	$	50,000
Net capital requirement (greater of above)	$	50,000
Excess net capital	$	332,716
Excess net capital at 1000%	$	322,716

(Continued)

CARTER, TERRY & COMPANY, INC.
(a wholly-owned subsidiary of First Atlanta Financial Services, Incorporated)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	264,169
Add:		
Drafts for immediate credit		-0-
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	264,169
Ratio: Aggregate indebtedness to net capital		69.02
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2013)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	410,181
Net audit adjustments		(27,465)
Net capital per above	$	382,716

See independent auditors' report.

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors
Carter, Terry & Company, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplementary information of Carter, Terry & Company, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jamkiewicz Wright, LLC

Atlanta, Georgia
February 24, 2014

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Carter, Terry & Company, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Carter, Terry & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Carter, Terry & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carter, Terry & Company, Inc.'s management is responsible for Carter, Terry & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; specifically, to underlying transactional documentation relating to revenue represented in the Form SIPC-7 as not related directly or indirectly to the securities business, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared any overpayment applied to the current assessment from the previous Form SIPC-7 on which it was originally computed. The current Form SIPC-7 indicated no overpayments pertaining to prior years; accordingly, this procedure was not applicable. An interest overpayment which was remitted with the current Form SIPC-6 and presented as a prior overpayment in the SIPC-7 calculation was traced to its inclusion in the SIPC-6 payment, noting no differences.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tonkiewicz Wright, LLC

Atlanta, Georgia
February 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033797 FINRA DEC
CARTER TERRY & COMPANY INC 13*13
3060 PEACHTREE ROAD NE
SUITE 1400
ATLANTA GA 30305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kristin Montet
404-364-2070

2. A. General Assessment (item 2e from page 2) $ 7,787.38

B. Less payment made with SIPC-6 filed (exclude interest) (3363.78)
7/23/13
Date Paid

C. Less prior overpayment applied (635.15)

D. Assessment balance due or (overpayment) 3,788.45

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,788.45

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,788.45

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carter Terry & Co LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of Jan, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

See independent accountants' report.

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,360,220
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,360,220
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,039,574
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	205,694
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	1,245,268
2d. SIPC Net Operating Revenues	$ 3,114,952
2e. General Assessment @ .0025	$ 7,787.38

(to page 1, line 2.A.)

See independent accountants' report.